Nautilus Group Inc.
Common Shares
63910B102
October 31, 2002


CUSIP 63910B102
1. Sprott Asset Management Inc.
   Suite 3450, South Tower, Royal Bank Plaza, Toronto, Ontario  M5J 2J2
   Canada

2. n/a

3.

4. Ontario, Canada

5. 3,871,327

6. 106,474

7. 3,871,327

8. 106,474

9. 196,257

10. n/a

11. .5%

12. BD


Item 1
(a) Nautilus Group Inc.
(b) 1400 NE 136th Avenue
    Vancouver, Washington  98684
    USA

Item 2
(a) Sprott Asset Management Inc.
(b) Suite 3450, South Tower
    Royal Bank Plaza
    P.O. Box 63
    Toronto, Ontario  M5J 2J2
    Canada
(c) Canadian
(d) Common Shares
(e) 63910B102

Item 3
n/a

Item 4
(a) 196,257
(b) .5%
(c) (i) 3,871,327
    (ii) 106,474
    (iii) 3,871,327
    (iv)  106,474

Item 5
n/a

Item 6
n/a

Item 7
n/a

Item 8
n/a

Item 9
n/a

Item 10
November 8, 2002
Neal Nenadovic
Chief Financial Officer